United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2012

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2012 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: October 24, 2012

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, October 24, 2012	www.gruma.com

GRUMA REPORTS THIRD QUARTER 2012 RESULTS

HIGHLIGHTS

3Q12 versus 3Q11

  Sales volume grew 3%, driven mainly by Gruma Corporation.

  Net sales rose 7% reflecting price increases across most subsidiaries and the aforementioned sales volume growth. Gruma Corporation and, to a lesser extent, Gruma Venezuela and Molinera de Mexico made the greatest contribution to the rise in consolidated net sales.

  Operating income and EBITDA increased 38% and 26%, respectively, supported by better margins at Gruma Corporation and GIMSA.

  Majority net income grew 73%, driven mainly by higher operating income at Gruma Corporation and, to a lesser extent, GIMSA.

  Debt increased by US$9 million to US$1,048 million versus June 2012.

Consolidated Financial Highlights
 (Ps millions)

	3Q12	3Q11	VAR (%)
Sales Volume (thousand metric tons)	1,205	1,175	3
Net sales	16,226	15,222	7
Operating income	979	708	38
Operating margin	6.0%	4.6%	140 bp
EBITDA	1,395	1,111	26
EBITDA margin	8.6%	7.3%	130 bp
Majority net income	267	154	73

Debt
 (US$ millions)

Sep'12	Sep'11	Var	June'12	Var
1,048	815	29%	1,039	1%

CONSOLIDATED RESULTS OF OPERATIONS
3Q12 versus 3Q11

Sales volume grew 3% to 1,205 thousand metric tons due mostly to Gruma Corporation.

Net sales rose 7% to Ps.16,226 million, driven primarily by (1) price increases across most subsidiaries in connection with higher raw-material costs; (2) the aforementioned sales volume growth; and (3) the effect of the average peso depreciation during the quarter, especially at Gruma Corporation. Gruma Corporation and, to a lesser extent, Gruma Venezuela and Molinera de Mexico made the greatest contribution to the rise in consolidated net sales. Sales from non-Mexican operations constituted 66% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 69.8% from 70.8%, primarily in connection with GIMSA's extraordinary sale of corn in 3Q11 and, to a lesser extent, by improvements at Gruma Centroamerica and Gruma Venezuela. In absolute terms, cost of sales rose 5% to Ps.11,319 million, as a result of (1) higher raw-material costs; (2) the aforementioned sales volume growth; and (3) the effect of the peso depreciation, especially at Gruma Corporation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 24.1% from 24.4%, as a result of better absorption at Gruma Corporation. In absolute terms, SG&A increased 5%, to Ps.3,906 million, due primarily to Gruma Venezuela, Gruma Centroamerica and GIMSA. To a lesser extent, the increase was also attributable to the effect of the peso depreciation.
Other expense, net, increased 22% to Ps.22 million primarily due to losses on the sale of fixed assets.

Operating income increased 38%, to Ps.979 million due to Gruma Corporation and GIMSA. Operating margin improved to 6% from 4.6%.
Comprehensive financing cost, net, was Ps.230 million, an increase of Ps.30 million resulting mainly from (1) a rise in financial expenses derived from higher debt required to fund working capital needs related to higher grain prices, and (2) monetary losses at Gruma Venezuela driven by a higher monetary asset position.

Income Taxes  totaled Ps.349 million, 14% higher, in line with higher pre-tax income. The effective tax rate was 46.5%.

Majority net income increased 73% to Ps.267 million, driven by higher operating profits at Gruma Corporation and, to a lesser extent, at GIMSA.

FINANCIAL POSITION
September 2012 versus June 2012

Balance-Sheet Highlights	Total assets were Ps.47,820 million, an increase of 5%, driven mainly by higher inventories related to corn procurement at GIMSA.

Total liabilities were Ps.28,803 million, 8% more, derived principally from trade accounts payable related to the aforementioned corn procurement at GIMSA.

Stockholders' equity totaled Ps.19,017 million, 1% more than in June 2012.

Debt Profile	GRUMA's debt totaled US$1,048 million, of which approximately 80% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond									300	300
BBVA Syndicated Facility			25	25	175					225
BBVA Syndicated Facility MXP				4.6	9.3	41.8	37.2			92.9
Gruma Corp Facility BofA		0.5			130					130.5
Bancomext Facility MXP				2.3	4.6	20.9	18.6			46.4
Rabobank Facility					94.6					94.6
Other	120.4	30.1	1.2	0.2	6.3					158.2
TOTAL	120.4	30.6	26.2	32.1	419.8	62.7	55.8		300	1,047.6

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$47 million during 3Q12, most of which were allocated to the United States operations for technology upgrades and capacity expansions at existing plants, as well as for the construction of a tortilla plant in Florida expected to be operational by the end of November. To a lesser extent, GRUMA also invested in capacity expansions and technology upgrades in the remaining regions, particularly in Europe and Mexico.

SUBSIDIARY RESULTS OF OPERATIONS
3Q12 versus 3Q11

Gruma Corporation

Sales volume rose 11% to 402 thousand metric tons, mainly due to organic growth in the European corn milling operations in connection with new and increased customer accounts, and the acquisition made during 2011 in Turkey. Sales volume was also driven by the U.S. operations, with outperformance in the corn flour business. In addition, the tortilla operations registered volume growth, mainly driven by increased business in the foodservice segment among certain large distributors, and as a result of the acquisition made during August 2011.

Net sales grew 9% to Ps.6,733 million, driven by the aforementioned sales volume growth. The effect of price increases implemented towards the end of 2011 (in connection with higher raw-material costs), and allowance reductions in the U.S. tortilla business (resulting from management's effort to better control and evaluate allowances), were offset by the change in the sales mix towards corn grits in Europe.

Cost of sales as a percentage of net sales increased to 64.9% from 63.7%, driven largely by the U.S. tortilla business in connection with higher raw-material costs and a change in the sales mix towards foodservice products, which have lower gross margins. In absolute terms, cost of sales increased 12% to Ps.4,372 million, mainly reflecting the growth in sales volume, the aforementioned raw-material cost increases and overhead costs.

SG&A as a percentage of net sales improved to 29.7% from 33.2%, as a result of better expense absorption, optimization in distribution expenses, and the company's efforts to reduce administrative expenses. In absolute terms, SG&A decreased 2% to Ps.1,997 million.

Operating income rose 91% to Ps.362 million and operating margin improved to 5.4% from 3.1%, driven mainly by higher net sales and the aforementioned reduction in SG&A.

GIMSA

Sales volume increased 0.4% to 492 thousand metric tons, due mainly to higher sales of non-corn flour products as higher grain prices have motivated consumption of byproducts for animal feed.

Net sales declined 1% to Ps.4,308 million. Excluding the extraordinary sale of corn for approximately Ps.500 million in 3Q11, net sales would have risen 12%, resulting mainly from price increases related to higher corn prices, which were implemented at the end of 2011 and during 1Q12. Nonetheless, this 12% increase is lower than the growth rates of net sales in earlier quarters due to a change in the sales mix towards non-corn flour products, which are priced lower.

Cost of sales as a percentage of net sales improved to 73.7% from 76.6% due to better pricing and the arithmetical effect from the aforementioned extraordinary sale of corn in 3Q11. In absolute terms, cost of sales dropped 4% to Ps.3,175 million in connection with the aforementioned extraordinary sale of corn in 3Q11.

SG&A as a percentage of net sales increased to 15.6% from 14.8% due to the arithmetical effect of the extraordinary sale of corn for approximately Ps.500 million in 3Q11. In absolute terms, SG&A grew 5% to Ps.674 million, mainly as a result of higher promotion and advertising expenses related mostly to sponsorship of the Mexican Soccer Football Federation.

Operating income rose 24% to Ps.451 million due to better pricing. As a percentage of net sales, operating income improved to 10.5% from 8.4% mainly as a result of the aforementioned effect from the extraordinary sale of corn in 3Q11.

For additional information, please see GIMSA ''Third-Quarter 2012 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume dropped 4% to 123 thousand metric tons, due mainly to production downtimes at certain plants related to labor conflicts (in connection with the negotiation of collective bargaining agreements) and electrical power outages.

Net sales rose 5% to Ps.2,547 million, due to price increases implemented throughout the year.

Cost of sales as a percentage of net sales improved to 74.5% from 74.9%, as a result of the aforementioned price increases combined with the company's build-up of wheat inventories prior to the spike in grain prices that started in June 2012. In absolute terms, cost of sales rose 4% primarily due to salary increases arising from new labor regulations and higher raw-material costs, in particular corn.

SG&A as as a percentage of net sales increased to 20.5% from 19.7% in connection with lower expense absorption and higher SG&A, which increased 9% in absolute terms due primarily to salary increases in connection with the aforementioned new labor regulations, higher freight tariffs, and employee training.

Operating income as a percentage of net sales dropped to 5% from 5.4% and, in absolute terms, decreased 2% to Ps.128 million resulting principally from the aforementioned higher SG&A.

Molinera de Mexico

Sales volume grew 3% to 141 thousand metric tons, due primarily to customers' build-up of inventories in anticipation of price increases, greater consumption of premixed flours at supermarket in-store bakeries, and new contracts with the Mexican government's social welfare retail chain.

Net sales expanded 9%, to Ps.1,270 million, as a result of price increases implemented during 3Q12 to offset higher wheat prices, and the aforementioned sales volume growth.

Cost of sales as a percentage of net sales rose to 85.5% from 83.7%, due mainly to the higher wheat cost not fully absorbed through price increases. In absolute terms, cost of sales climbed 11% in connection with higher wheat cost, and the aforementioned sales volume growth.

SG&A as a percentage of net sales improved to 13.2% from 13.9% due to better expense absorption. In absolute terms, SG&A increased 4% due to increased merchandising activities in supermarkets.

Operating income declined 31% to Ps.17 million and operating margin fell to 1.4% from 2.1% because the rise in wheat cost that was not fully absorbed through price increases. Operating income was also affected by the higher SG&A.

Gruma Centroamerica

Sales volume declined 16% to 53 thousand metric tons, reflecting an unfavorable comparison to 3Q11 during which extraordinarily high sales volume was recorded primarily due to a shortage of corn within the region at that time. Additionally, the availability of very low quality and cheap corn during 3Q11 motivated some customers to shift to the traditional method of tortilla production.

Net sales decreased 2% to Ps.857 million, resulting from the aforementioned decline in sales volume, which was mostly offset by price increases, in connection with higher raw-material costs, and the effect of the peso depreciation.

Cost of sales as a percentage of net sales improved to 70.8% from 74%, due to price increases implemented to offset higher raw-material costs. In absolute terms, cost of sales dropped 6% due mainly to the aforementioned decline in sales volume.

SG&A as a percentage of net sales rose to 30.1% from 25.4% due principally to a lower expense absorption and higher promotion and advertising expenses, as there were no promotions or new product launches in 3Q11. In absolute terms, SG&A jumped 16.4% due to the aforementioned factors as well as the effect of the peso depreciation.

Operating loss was Ps.7 million versus an income of Ps.5 million, with a negative operating margin of 0.8% compared to a positive 0.6%, resulting mainly from the aforementioned increase in SG&A.

Other Subsidiaries and Eliminations	Operating income was Ps.28 million, an improvement of Ps.34 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela, which correspond to a hyperinflationary economy, are restated at constant local currencies of reporting date of each year following the provisions of IAS 29 and IAS 21, using the consumer price index of Venezuela, before applying the conversion to reporting currency (Mexican pesos). Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year, and the figures for the current reporting period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reporting period.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.92/dollar as of September 30, 2012. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(MILLIONS OF MEXICAN PESOS)

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q12**	3Q11	VAR (%)	2Q12	VAR (%)	**2012**	2011	VAR (%)
NET SALES	**16,226**	15,222	7	16,202	0	**47,862**	40,878	17
GROSS PROFIT	**4,907**	4,443	10	4,821	2	**14,171**	12,364	15
GROSS MARGIN (%)	**30.2%**	29.2%		29.8%		**29.6%**	30.2%	
SELLING AND ADMINISTRATIVE EXPENSES	**3,906**	3,717		3,863		**11,446**	10,135	
OTHER (INCOME) EXPENSE, NET	**22**	18		(2)		**37**	39	
OPERATING INCOME	**979**	708	38	960	2	**2,688**	2,191	23
OPERATING MARGIN (%)	**6.0%**	4.6%		5.9%		**5.6%**	5.4%	
COMPREHENSIVE FINANCING COST (INCOME), NET	**230**	199		(69)		**497**	526	
INTEREST EXPENSE	**243**	157		220		**678**	783	
INTEREST INCOME	**(14)**	39		(295)		**(120)**	(112)	
FOREIGN EXCHANGE LOSS (GAIN)	**(27)**	44		24		**(39)**	6	
MONETARY POSITION (GAIN) LOSS	**27**	(41)		(19)		**(22)**	(151)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(1)**	31		(1)		**(3)**	(4,678)	
INCOME TAXES	**349**	305		429		**967**	1,686	
NET INCOME	**401**	172	133	602	(33)	**1,227**	4,656	(74)
MAJORITY NET INCOME	**267**	154	73	437	(39)	**788**	4,353	(82)
EARNINGS PER SHARE[1]	**0.47**	0.27	73	0.78	(39)	**1.40**	7.72	(82)
DEPRECIATION AND AMORTIZATION	**428**	403		482		**1,282**	1,135	
OTHER NON-CASH ITEMS	**(11)**	0		(35)		**(19)**	0	
EBITDA[2]	**1,395**	1,111	26	1,408	(1)	**3,951**	3,326	19
CAPITAL EXPENDITURES (MILLION US$)	**47**	82		46		**151**	131	

BALANCE SHEET SUMMARY	**Sep-12**	Sep-11	VAR (%)	Jun-12	VAR (%)
CASH AND CASH EQUIVALENTS	**1,912**	1,642	16	1,628	17
TRADE ACCOUNTS RECEIVABLE	**6,449**	5,757	12	6,219	4
OTHER ACCOUNTS RECEIVABLE	**4,040**	3,097	30	3,781	7
INVENTORIES	**10,923**	6,761	62	8,880	23
CURRENT ASSETS	**23,956**	17,571	36	21,309	12
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,358**	20,014	2	20,521	(1)
TOTAL ASSETS	**47,820**	41,295	16	45,477	5
SHORT-TERM DEBT	**2,014**	637	216	2,295	(12)
CURRENT LIABILITIES	**12,779**	9,736	31	10,623	20
LONG-TERM DEBT	**11,264**	10,342	9	11,377	(1)
TOTAL LIABILITIES	**28,803**	24,932	16	26,725	8
MAJORITY STOCKHOLDERS' EQUITY	**14,245**	12,440	15	14,103	1
STOCKHOLDERS' EQUITY	**19,017**	16,362	16	18,752	1
CURRENT ASSETS/CURRENT LIABILITIES	**1.87**	1.80		2.01	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**1.51**	1.52		1.43	
DEBT/EBITDA[3]	**2.33**	2.69		2.52	
EBITDA/INTERES EXPENSE[3]	**6.26**	3.61		6.57	
BOOK VALUE PER SHARE[1]	**25.27**	22.07		25.02	

[1] On the basis of 563,650,709 shares as of September 30, 2012 and 2011, and as of June 30, 2012.
[2] EBITDA = operating income + depreciation and amortization + other non-cash items
[3] Last twelve months.

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: 03 YEAR: 2012

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	6,972,425	0	0	0	0	0	1,322,210	-1,350,082	6,944,561	3,777,713	10,722,274
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	-524,303	-524,303
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	-80	1,142,658	1,142,578	365,298	1,507,876
COMPREHENSIVE INCOME	0	0	0	0	0	0	4,352,683	0	4,352,683	303,791	4,656,474
BALANCE AT SEPTEMBER 30, 2011	6,972,425	0	0	0	0	0	5,674,021	-207,424	12,439,022	3,922,499	16,361,521
BALANCE AT JANUARY 1, 2012	6,972,425	0	0	0	0	0	6,603,014	-144,236	13,431,203	4,281,591	17,712,794
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	-96,187	-96,187
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	165,710	165,710
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	-71,217	96,742	25,525	-17,057	8,468
COMPREHENSIVE INCOME	0	0	0	0	0	0	787,936	0	787,936	438,760	1,226,696
BALANCE AT SEPTEMBER 30, 2012	6,972,425	0	0	0	0	0	7,319,733	-47,494	14,244,664	4,772,807	19,017,471

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA**

GRUMA, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
GE CAPITAL	NOT	02/07/2009	31/12/2013	13.02	0	11,399	7,903	0	0	0						
GE CAPITAL	NOT	31/03/2010	30/09/2013	13.02	0	4,517	0	0	0	0						
GE CAPITAL	NOT	21/10/2009	01/05/2013	13.02	0	66	0	0	0	0						
GE CAPITAL	NOT	21/10/2009	01/05/2013	13.02	0	226	0	0	0	0						
COMMERCIAL BANKS																
BANCOMEXT	NOT	20/06/2011	20/06/2016	6.4450	0	0	0	0	60,000	537,566						
FIDEICOMISO AAA NAFINSA	NOT	16/05/1994	31/12/2016	7.36-8.14	23,763	30,061	15,394	4,510	717	7						
BBVA BANCOMER	NOT	17/06/2011	17/06/2016	6.32	0	0	0	0	120,000	1,072,876						
SCOTIABANK	NOT	14/09/2012	13/11/2012	6.11	300,000	0	0	0	0	0						
INBURSA	NOT	17/08/2012	16/11/2012	6.46	470,000	0	0	0	0	0						
MERCANTIL COMMERCEBANK	YES	18/01/2012	18/01/2013	3.1118							0	129,171	0	0	0	0
MERCANTIL COMMERCEBANK	YES	18/09/2012	17/09/2013	2.99							0	129,171				
BANCO DE COSTA RICA	YES	08/08/2012	08/11/2012	4.50							17,222					
BCT BANK INTERNATIONAL	YES	25/05/2012	21/11/2012	4.24							77,502					
MERCANTIL COMMERCEBANK	YES	06/07/2012	04/07/2013	3.07							0	90,419				
BANCO DE COSTA RICA	YES	16/08/2012	16/11/2012	4.50							8,612					
BANCO DE COSTA RICA	YES	30/08/2012	30/11/2012	4.50							51,660					
MERCANTIL COMMERCEBANK	YES	04/11/2011	02/11/2012	2.9416							90,419					
BANK OF AMERICA	YES	20/06/2011	20/06/2016	1.945							0	0	0	0	1,870,491	
DEBENTURES	YES	01/07/2010	01/07/2013	2.47							0	0	6,646			
BANCO POPOLARE FRIULADRIA	YES	22/12/2011	30/09/2013	2.80							0	11,685				
CASSA RISPARMIO FRIULI VENEZ	YES	16/12/2011	30/09/2013	5.00							0	256				
BBVA CLUB DEAL	NOT	20/07/2011	22/03/2016	2.43-2.47							0	0	0	0	968,775	
BBVA CLUB DEAL	NOT	31/03/2011	22/03/2016	2.47							0	0	322,925	322,925	1,274,713	0
RABOBANK	YES	21/06/2011	22/03/2016	2.43							0	0	0	0	636,290	0
BBVA BANCOMER	NOT	27/08/2012	26/11/2012	2.95							213,133	0	0	0	0	0
COMERICA	YES	24/09/2012	24/12/2012	2.46							258,340	0	0	0	0	0
MERRYL LYNCH	YES	03/12/2004	03/12/2055	7.75							0	0	0	0	0	3,993,345
RABOBANK	YES	03/08/2012	20/06/2016	2.95							0	0	0	0	576,096	0
CASSA RISPARMIO FRIULI VENEZ	YES	12/12/2011	30/09/2013	2.57							0	15,856	0	0	0	0
HSBC	YES	01/09/2012	01/10/2013	11.00							0	80,832	0	0	0	0
OTHER

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting. .

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $103,982 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of September 30, 2012, the open positions of the grains and fuels financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a favorable effect of $325,153 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a favorable effect of $18,634 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of September 30, 2012 the open positions of these instruments represented an unfavorable effect of approximately $86,728 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the third quarter of 2012 regarding the financial instruments of grains and fuels represented a loss of $3,882 thousand pesos. As of September 30, 2012, the adverse effect in the results of the concluded transactions of these instruments is of $36,644 thousand pesos.

The transactions concluded during the third quarter of 2012 regarding the foreign exchange financial instruments represented a profit of $35,476 thousand pesos. As of September 30, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $161,411 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of September 30, 2012, the company has revolving funds denominated ''margin calls'' for $103,982 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of September 30, 2012
Amounts in Thousands of Pesos

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of September 30, 2012, the financial instruments transactions of raw materials in long positions represented a profit of $297,865 thousand pesos and there are no short positions. Regarding foreign exchange financial instruments there is a favorable effect in dollar long positions of $1,809 thousand pesos.

25. As of September 30, 2012, the Company has revolving funds denominated ''margin calls'' for $103,982 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

The transactions concluded during the third quarter of 2012 regarding the commodities derivative financial instruments represented an unfavorable effect of $3,882 thousand pesos. As of September 30, 2012, the adverse effect in the results of the concluded transactions of these instruments is of $36,644 thousand pesos.

The transactions ended during the third quarter of 2012 on the foreign exchange financial instruments represented a favorable effect of $35,476 thousand pesos. As of September 30, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $161,411 thousand pesos.

B. Sensibility Analysis

Commodities Derivative Financial Instruments:

According to the position as of September 30, 2012, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $114,534 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of September 30, 2012.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of September 30, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Foreign Exchange Financial Instruments

Based on our position as of September 30 2012, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $114,534 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of September 30, 2012, which includes the effects on the exchange rate variables, time and volatility.

Sensitivity Analysis
Regarding the Position in Foreign Exchange Financial Instruments
As of September 30, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of September 30, 2012, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $126,596, $316,490, and $632,979 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of September 30, 2012, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $114,534, $286,335 and $572,669 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.